COASTAL MEDIA INC.
1574 Gulf Road #3094
Point Roberts, WA  98281
Phone (360) 226-7862
Fax (610) 643-9902
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                                                                 August 15, 2006

Derek B. Swanson
United States Securities and Exchange Commission
Mail Stop 3720
100 F Street NE.
Washington, DC USA 20549

Re: Coastal Media Inc.
    Amendment No. 1 to Form SB-2
    Filed July 19, 2006
    File No. 333-135852

Dear Mr. Swanson,

Thank you for your assistance in the review of our filing. In response to your letter of August 14, 2006 we have amended our Registration Statement and provide this cover letter to assist you in your further review. To expedite your review we have mailed marked copies to you as requested.

Form SB-2
Registration Statement Cover Page

1. We have included a checked box reflecting this as an offering conducted pursuant to Rule 415.

Prospectus Cover Page

2. We have added the disclosure that the offering will be for 180 days, unless extended for an additional 90 days at the discretion of the Board of Directors.

3. We have stated that "if we are successful in selling all of the shares at the offering price within the duration of the offering the net proceeds to the company will be $34,000." We have also corrected the net proceeds in the summary section as well.

4.   We have added the statement "however; no fractional shares will be sold".

Summary of Prospectus, page 3

5. We have noted here and in the Plan of Distribution section that "Subscriptions, once received by the company, are irrevocable."

6. We have added the disclosure regarding changes in the material terms of the offering, both in this section and the Plan of Distribution section.

7. We have added both in the Summary and the Plan of Distribution sections that "If the Board of Directors decides to extend the offering period we would inform investors that their money will be promptly returned pursuant to the terms described in this prospectus unless the investors make an affirmative statement to us that they wish to subscribe to the extended offering. We must receive this affirmative statement prior to the original expiration date of the offering".

8. We have stated that "In the event we do not sell all of the shares before the expiration date of the offering or if the offering is terminated for any reason, all funds raised will be returned to the investors within 7 days, without interest or deduction".

Risk Factors, page 4
General

9. We have added a risk factor that addresses the fact that the funds will be accessible to the officers and directors prior to the close of the offering.

Risks Associated with this Offering, page 6

10. We respectfully submit that we do not believe a separate risk factor is necessary to "disclose that investors will receive less than what they originally invested if the offering is not successful because $6,000 of the proceeds will be released prior to the completion of the offering to pay the costs of the registration statement." We base this on the fact that the company has sufficient cash on hand that could be used to pay the costs associated with the offering in the event that we are unable to complete the sale of the 1.6 million shares and the investors would receive the full amount of money back.

Interest of Named Experts and Counsel, page 13

11. We did not address the contingent basis of payment because there is none. In the event the offering is not completed the company has sufficient cash on hand that would be used to pay the costs incurred, including the auditor and legal fees.

Description of Business, page 14

12. We have included a map that depicts the general area covered by our initial products.

13. We have stated here and throughout the prospectus that "Once we commence operations our directors have agreed to alternate using a mobile phone that has the customer service phone number forwarded to it so if they are not in the office, one of them will be always be available between 9AM and 5PM Monday through Friday to address customer service issues if required". We did not count the time they are accessible for customer service in the part time hours that were quoted as we are unable to quantify at this time how many customer service calls they might be receiving.

Exhibit 5

14. Mr. Emas has revised his legal opinion to conclude that the shares to be sold under the Form SB-2 are duly authorized.

Sincerely,


/s/ Jan Aaron Sigurgeirson
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Jan Aaron Sigurgeirson
President & Director